Via Facsimile and U.S. Mail
Mail Stop 4720

November 12, 2009

Thomas L. Wegman
President, Principal Executive Officer
and Principal Financial Officer
BioSpecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

> **Re: BioSpecifics Technologies Corp.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on March 31, 2009**
> **File Number: 001-34236**

Dear Mr. Wegman:

We have reviewed your October 2, 2009 response to our September 10, 2009 comment letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 1. Business
Licensing and Marketing Agreements
In-Licensing and Royalty Agreements
Frozen Shoulder, page 10

1.   We note your response to our prior comment one indicating that the company previously requested and the Commission previously granted confidential treatment with respect to the royalty payments to be made by the company under the Frozen Shoulder License Agreement until November 30, 2016. Please note that your original application for confidential treatment was not subject to a full review by the Staff. Generally, the Staff grants confidential treatment with respect to royalty rates if you disclose a reasonable potential range of royalty payments under the license agreement. Accordingly, please disclose the potential range of royalty payments under the license agreement, specifying that the royalty rates are in the low teens, high teens, single digits, or provide another reasonable

range. Alternatively, please provide a detailed analysis under Rule 83 as to why the disclosure of such a range of potential royalty rates would be competitively harmful to the company.

Item 7. Management's Discussion and Analysis or Plan of Operation
Critical Accounting Policies, Estimates and Assumptions
Revenue Recognition, page 31

2.   Please refer to your response to our prior comment two. Please tell us whether, and if so, why the obligations of the Joint Development, Joint Manufacturing and Joint Commercialization Committees are inconsequential or perfunctory. Please reference specific sections of the Auxilium Agreement. Refer to Question One of SAB Topic 13A3c.

                                        *   *   *

        Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

        You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comment two. Please contact Nandini A. Acharya, Attorney at (202) 551-3495 with questions on comment one. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                                        Sincerely,

                                                        Jim B. Rosenberg
                                                        Senior Assistant Chief
                                                        Accountant